Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

03 JAN 21 AM 7: 21



03003475

Brambles

9 January 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   See list appended

5) Number of shares/amount of stock acquired

   Not advised

6) Percentage of issued class

   Not advised

7) Number of shares/amount of stock disposed

   N/A

8) Percentage of issued class

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    N/A

11) Date company informed

    8 January 2003

12) Total holding following this notification

    87,686,256

13) Total percentage holding of issued class following this notification

    12.12%

14) Any additional information

   This notice relates to the increase in holding of Capital
   Research and Management Company from 1.53% to 2.12%

15) Name of contact and telephone number for queries

   Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for
   making this notification

   Sandra Walters, Assistant Company Secretary

   Date of notification 9 January 2003

Details of Registered Holders

Capital Guardian Trust Company   5.12%

Bank of New York Nominees	784,781
Nortrust Nominees	4,407,300
ROY Nominees Limited	40,500
Citibank NA	28,000
MSS Nominees Limited	50,000
Royal Bank of Scotland	27,200
Mellon Nominees (UK) Limited	650,790
Citibank London	468,359
Barclays Bank, Barclays Global Securities Services	667,300
Bankers Trust	1,687,100
Midland Bank plc	6,437,300
Chase Nominees Limited	15,098,278
State Street Nominees Limited	6,313,200
BT Globenet Nominees Ltd.	408,944
Total	37,069,052

Capital International Limited   2.54%

Bank One London	321,780
Lloyds Bank	97,700
Citibank NA	89,100
Deutsche Bank AG	548,200
HSBC Bank plc	824,800
Mellon Bank N.A.	370,804
Northern Trust AVFC	246,800
State Street Bank & Trust Co	335,686
Mellon Nominees (UK) Limited	299,000
Barclays Bank, Barclays Global Securities Services	225,100
KAS UK	31,415
MSS Nominees Limited	194,000
Royal Bank of Scotland	39,500
Nortrust Nominees	2,670,604
Citibank London	286,500
Bankers Trust	1,949,668
Midland Bank plc	236,500
Chase Nominees Limited	4,159,476

Bank of New York Nominees	4,533,450	
State Street Nominees Limited	571,181	
Clydesdale Bank plc	114,800	
Morgan Guaranty	246,045	
Total	18,392,109	
Capital International S.A.		1.76%
HSBC Bank plc	324,940	
State Street Bank & Trust Co.	44,300	
National Westminster Bank	236,000	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	63,400	
J.P. Morgan	1,215,136	
Deutsche Bank AG	439,946	
Citibank London	36,000	
Citibank NA	53,300	
Royal Bank of Scotland	2,521,497	
Morgan Stanley	40,300	
State Street Nominees Limited	40,900	
Brown Bros.	150,700	
Barclays Bank, Barclays Global Securities Services	1,467,400	
Midland Bank plc	1,242,000	
Credit Suisse London Branch	93,600	
Chase Nominees Limited	4,620,718	
Bank of New York Nominees	77,500	
Nortrust Nominees	36,200	
Total	12,761,993	
Capital International Inc.		0.57%
Chase Nominees Limited	131,700	
HSBC Bank plc	32,000	
Deutsche Bank AG	30,000	
RBSTB Nominees Ltd.	93,600	
State Street Bank & Trust Co	441,000	
Royal Bank of Scotland	378,400	
Nortrust Nominees	471,426	
Citibank London	14,300	
Midland Bank plc	231,600	
Bank of New York Nominees	205,600	
State Street Nominees Limited	2,047,300	
Bankers Trust	19,000	
Total	4,095,926	
Capital Research and Management Company		2.12%
State Street Nominees Limited	1,400,000	
Chase Nominees Limited	13,967,176	
Total	15,367,176	

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

03 JAN 21 AM 7: 21

Brambles

10 January 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

Registered in England No. 4134697 Registered Office: as above

FILE 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 9 January 2003, the Capital Group Companies, Inc. and its affiliates notified the Australian Stock Exchange that they had become a substantial shareholder in Brambles Industries Limited on 8 January 2003. They now hold 49,445,743 shares in Brambles Industries Limited, which is 5.15% of its issued ordinary share capital.

10 January 2003

Contact: Sandra Walters, Assistant Company Secretary
                        Tel 020 7659 6039